Form 40-F
period 2024-12-31
BIOHARVEST SCIENCES INC.
filed 2025-03-31
CIK 1723464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Commission File Number: 001-42389

BIOHARVEST SCIENCES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s Name into English)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

2836

(Primary Standard Industrial Classification Code Number)

Not applicable

(I.R.S. Employer Identification Number)

1140-625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada

+1 (604) 689-5722

(Address and telephone number of Registrant’s principal executive offices)

Empire Stock Transfer Inc.

1859 Whitney Mesa Dr., Henderson, NV 89014

+1 (702) 818-5898

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, without par value	BHST	The NASDAQ Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common shares, without par value.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,327,716 common shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐

EXPLANATORY NOTE

BioHarvest Sciences Inc. (the “Company”) is a corporation incorporated under the laws of British Columbia, Canada that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F for the fiscal period ended December 31, 2024 (“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company's equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report, including the Exhibits incorporated by reference into this Annual Report, contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the respective dates set forth in this Annual Report and the Exhibits incorporated by reference into this Annual Report, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Forward-looking statements include, but are not limited to, statements regarding the Company’s or management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

In particular, this Annual Report, including the Exhibits incorporated by reference into this Annual Report, contains forward-looking information, including, without limitation, the initiation, timing, cost, progress and success of existing and planned research and development initiatives; the Company’s ability to achieve profitability; the Company’s ability to obtain funding for its operations; the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts; the implementation of its business model and strategic plans; the Company’s ability to develop and commercialize future products, future product lines and future contract development and manufacturing operation (“CDMO”) services; the Company’s commercialization, marketing and manufacturing capabilities and strategy; the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; the Company’s expectations regarding national, state/provincial and local regulatory requirements; whether the Company will receive or maintain, and the timing and costs of obtaining or maintain, regulatory approvals; the health and wellness benefits, effectiveness and safety of the Company’s products; the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by its future products, future product lines and CDMO services; the rate and degree of market acceptance of the Company’s future products and product lines and CDMO services; the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations; the Company’s ability to engage and retain the employees required to grow its business; the compensation that is expected to be paid to employees of the Company; the Company’s future financial performance and projected expenditures, events or trends; results of current sales and production; developments relating to the Company’s competitors and its industry; estimates of the Company’s expenses, future revenue, capital requirements and the Company’s needs for additional financing; the benefits to be derived from the building of the Yavne No. 2 Manufacturing Facility (as defined in the Company’s Annual Information Form for the financial year ended December 31, 2024 (the “AIF”), which is incorporated by reference as Exhibit 99.1 to this Annual Report)) and the Yavne No. 2 R&D Facility (as defined in the AIF); the completion and timeline for completion of the building of the Yavne No. 2 Manufacturing Facility and the Yavne No. 2 R&D Facility; the ability of the CDMO Services Business Unit to generate revenue; the ability of the Company to secure additional development agreements to develop molecules, the successful development of molecules in accordance with the development agreements; molecules developed pursuant to development agreements being eligible for patent protection; existing and future manufacturing capacity; the exploration of potential property acquisitions in Israel and the United States; the Company’s intention to retain all future earnings and other cash resources for the future development and operation of its business; and its intention not to declare or pay any cash dividends in the foreseeable future.

The forward-looking statements in this Annual Report, including the Exhibits incorporated by reference into this Annual Report, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on the Company’s assumptions about factors that are beyond the Company’s ability to control or predict and are subject to risks and uncertainties that are described more fully in “Risk Factors” of the AIF. Any of these factors or a combination of these factors could materially affect the Company’s future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•the Company’s negative operating cash flow and the Company’s ability to continue as a going concern;

•the potential political, economic and military instability in Israel, where the Company’s principal place of business, members of the management team, facilities and employees are located;

•the Company’s additional requirements for capital;

•general business risk and liability;

•the Company’s reliance on key business inputs;

•the Company’s reliance on third-party suppliers and white-label manufacturers;

•the Company’s maintenance obligations and facility disruptions

•the success of the Company’s quality control systems;

•the effectiveness and efficiency of the Company’s advertising and promotional expenditures;

•the failure of the Company’s technology to accommodate increased traffic;

•the increasing consumer acceptance of the Internet as a medium of commerce;

•the development and maintenance of the Internet infrastructure;

•a significant downturn in the Company’s subscriptions may not be immediately reflected in its operating results;

•payment-related risks;

•changing consumer preferences;

•risks related to the price of the Company’s products and CDMO services;

•fluctuations in foreign currency exchange rates;

•the recall of the Company’s products as a result of them not having the intended effects or causing undesirable side effects;

•product liability claims in relation to the Company’s products;

•risks related to insurance;

•risks related to the Company’s management of growth;

•computer system failures, cyber-attacks or deficiencies in cyber security;

•conflicts of interest risk;

•risks related to governmental regulations;

•compliance with manufacturing regulations;

•the Company may face manufacturing stoppages and other challenges associated with audits or inspections by regulatory authorities;

•risks associated with enrolling candidates in clinical trials or studies of others for the Company’s nutraceutical and cosmeceutical products;

•delay in achieving or failure to achieve publicly announced milestones by the Company;

•competition risk;

•obsolescence;

•the loss of key personnel by the Company;

•negative results from clinical or other types of scientific studies and adverse safety events;

•risks related to potential intellectual property claims and patent infringement;

•the protection and enforcement of the intellectual property of the Company;

•the expiration and loss of patents;

•third-party license risk;

•the disclosure of proprietary information and trade secrets of the Company to third parties;

•risks related to smaller companies;

•the Company’s operations may be negatively affected by global financial conditions;

•the Company is a “foreign private issuer” and may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses;

•any return on investment from the Common Shares is not guaranteed;

•the Company may not pay dividends;

•future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce the Company’s earnings per share and make future sales of the Company’s equity securities more difficult;

•holders of Common Shares are at risk for a substantial loss of capital;

•the Company will have broad discretion over the use of the net proceeds from its financings, and it may not use these proceeds in a manner desired by its shareholders;

•the Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions;

•market disruption risks could have a material adverse effect on the market price of the Common Shares;

•there is currently no market through which the Company’s securities, other than the Common Shares, may be sold; and

•there is no assurance of a sufficient liquid trading market for the Common Shares in the future.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.9 hereto, are incorporated herein by reference into this Annual Report:

(a)the AIF;

(b)the Company’s audited annual consolidated financial statements for the financial year ended December 31, 2024 and the notes thereto, together with the report of the independent public accounting firm thereon (the “Financial Statements”);

(c)the Company’s management’s discussion and analysis for the financial year ended December 31, 2024 (the “MD&A”); and

(d)the Company’s Code of Business Conduct and Ethics (the “Code of Business Conduct and Ethics”).

CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures. See the MD&A incorporated herein by reference as Exhibit 99.3, under the heading “Disclosure Controls and Procedures”.

(b)Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission (the “SEC”) for newly public companies.

(c)Changes in Internal Control Over Financial Reporting. See the MD&A incorporated herein by reference as Exhibit 99.3, under the heading “Disclosure Controls and Procedures – b) Changes in Internal Control Over Financial Reporting”.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the financial year ended December 31, 2024.

AUDIT COMMITTEE FINANCIAL EXPERT

See the AIF incorporated by reference as Exhibit 99.1, under the heading “Audit Committee - Relevant Education and Experience”.

CODE OF ETHICS

The Board has adopted the Code of Business Conduct and Ethics, which is incorporated by reference as Exhibit 99.9, by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions (the “Subject Persons”), are required to abide.

There were no amendments to the Code of Business Conduct and Ethics that apply to the Subject Persons during the most recently completed financial year.

There were no waivers of the Code of Business Conduct and Ethics that apply to the Subject Persons during the most recently completed financial year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See the AIF incorporated by reference as Exhibit 99.1, under the heading “Audit Committee – External Auditor Service Fees”.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the AIF incorporated by reference as Exhibit 99.1, under the heading “Audit Committee – Policies and Procedures of the Audit Committee”.

All audit-related fees, tax fees, or all other fees were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. However, none of such fees were approved pursuant to the exemption provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding the Company’s contractual and other obligations is included in the MD&A incorporated herein by reference as Exhibit 99.3, under the headings “Liquidity and Capital Resources” and “Financial Instruments and Risk Management”.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s board of directors (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of John (Jake) Fiddick, David Tsur and Anne Binder, of which Mr. Fiddick is the chair. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(c)(2) of the Nasdaq Stock Market LLC (“Nasdaq”) Rules (the “Nasdaq Rules”).

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Since the beginning of the last completed financial year, the Company has not been required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s Executive Compensation Clawback Policy (the “Executive Compensation Clawback Policy”), nor was there an outstanding balance as of the end of the last completed financial year of erroneously awarded compensation to be recovered from the application of the Executive Compensation Clawback Policy to a prior restatement.

CORPORATE GOVERNANCE PRACTICES

The common shares in the capital of the Company are listed on the Global Market of Nasdaq. A foreign private issuer listed on Nasdaq may follow the practice in such company's home country in lieu of certain provisions of the Rules 5600 and the Rules 5250(b)(3) and 5250(d) of the Nasdaq Rules (the “Subject Nasdaq Rules”). A foreign private issuer that elects to follow their home country practice in lieu of a requirement of the Subject Nasdaq Rules shall make appropriate disclosures in the Company’s annual filings with the SEC.

The Company is not relying on any exemptions available to foreign private issuers in relation to the requirements of the Subject Nasdaq Rules.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Annual Report, the Company will file with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report.

Exhibit No.	Description
97	Executive Compensation Clawback Policy dated September 20, 2024
99.1	Annual Information Form of the Company for the financial year ended December 31, 2024
99.2	Audited annual consolidated financial statements for the financial year ended December 31, 2024
99.3	Management’s discussion and analysis for the financial year ended December 31, 2024
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ziv Haft Certified Public Accountants (Isr.) (PCAOB ID No. 1185)
99.9	Code of Business Conduct and Ethics dated September 20, 2024
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BIOHARVEST SCIENCES INC.

/s/ Ilan Sobel

Name: Ilan Sobel

Title: Chief Executive Officer

Date: March 31, 2025