Form 40-F
period 2025-12-31
BIOHARVEST SCIENCES INC.
filed 2026-03-31
CIK 1723464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The registrant had 22,666,842 common shares issued and outstanding as of December 31, 2025.

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

BioHarvest Sciences Inc. (the “Company” or the “Registrant”) is a corporation incorporated under the laws of British Columbia, Canada that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F for the fiscal period ended December 31, 2025 (“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company's equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

The forward-looking statements in this Annual Report, including the Exhibits incorporated by reference into this Annual Report, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified in the section “Risk Factors” in the Annual Information Form (the “AIF”) and “Risks and Uncertainties” in the Management’s Discussion and Analysis (the “MD&A) of the Company for the year ended December 31, 2025, attached as Exhibits to this Annual Report and incorporated herein by reference, and in other filings that we have made and may make with applicable securities authorities in the future. Please also see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in each of the AIF and MD&A, attached as Exhibits to this Annual Report, in each case, incorporated by reference herein, for a discussion of forward-looking statements.

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.9 hereto, are incorporated herein by reference into this Annual Report:

(a)the AIF;

(b)the Company’s audited annual consolidated financial statements for the financial year ended December 31, 2025 and the notes thereto, together with the report of the independent public accounting firm thereon (the “Financial Statements”);

(c)the Company’s management’s discussion and analysis for the financial year ended December 31, 2025 (the “MD&A”); and

(d)the Company’s Code of Business Conduct and Ethics (the “Code of Business Conduct and Ethics”).

CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures. See the MD&A incorporated herein by reference as Exhibit 99.3, under the heading “Disclosure Controls and Procedures”.

(b)Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission (the “SEC” or the “Commission”) for newly public companies.

(c)Changes in Internal Control Over Financial Reporting. See the MD&A incorporated herein by reference as Exhibit 99.3, under the heading “Disclosure Controls and Procedures – b) Changes in Internal Control Over Financial Reporting”.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the financial year ended December 31, 2025.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See the information in the AIF incorporated by reference as Exhibit 99.1, under the heading “Audit Committee – External Auditor Service Fees”.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the information in the AIF incorporated by reference as Exhibit 99.1, under the heading “Audit Committee – Policies and Procedures of the Audit Committee”.

All audit-related fees, tax fees, or all other fees were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. However, none of such fees were approved pursuant to the exemption provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL AND OTHER OBLIGATIONS

The information in the MD&A incorporated by references as Exhibit 99.3, under the heading “Contractual Obligations”.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s board of directors (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of Sharon Malka, John (Jake) Fiddick and Anne Binder, of which Mr. Malka is the chair. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(c)(2) of the Nasdaq Stock Market LLC (“Nasdaq”) Rules (the “Nasdaq Rules”).

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

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, the securities registered pursuant to Form 40-F; information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report.

Exhibit No.	Description
97	Executive Compensation Clawback Policy dated September 20, 2024
99.1	Annual Information Form of the Company for the financial year ended December 31, 2025
99.2	Audited annual consolidated financial statements for the financial year ended December 31, 2025
99.3	Management’s discussion and analysis for the financial year ended December 31, 2025
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ziv Haft Certified Public Accountants (Isr.) (PCAOB ID No. 1185)
99.9	Code of Business Conduct and Ethics dated September 20, 2024
[101.INS]	[XBRL Instance Document]
[101.SCH]	[XBRL Taxonomy Extension Schema Document]
[101.CAL]	[XBRL Taxonomy Extension Calculation Linkbase Document]
[101.DEF]	[XBRL Taxonomy Definition Linkbase Document]
[101.LAB]	[XBRL Taxonomy Extension Label Linkbase Document]
[101.PRE]	[XBRL Taxonomy Extension Presentation Linkbase Document]
[104]	[Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL]

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BIOHARVEST SCIENCES INC.

/s/ Ilan Sobel

_____________________________

Name: Ilan Sobel

Title: Chief Executive Officer

Date: March 31, 2026